UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              FORM 12b-25


                      NOTIFICATION OF LATE FILLING

(Check One)  (X)Form 10-k  ( )Form 20-F  ( )Form 10-Q  ( )Form N-SAR

              For Period Ended: September 30, 1998
                                ------------------
              ( ) Transition Report on Form 10-K
              ( ) Transition Report on Form 20-F
              ( ) Transition Report on Form 11-K
              ( ) Transition Report on Form 10-Q
              ( ) Transition Report on Form N-SAR
              For the Transition Period Ended: _______________________________

Nothing  in  this  form shall be constructed to imply that  the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
______________________________________________________________________________

PART I - REGISTRANT INFORMATION

REALCO, INC.
______________________________________________________________________________
Full Name of Registrant


N/A
______________________________________________________________________________
Former Name if Applicable


1650 University Boulevard, N.E. Suite 5-100
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)


Albuquerque, New Mexico 87102
______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
  (X) the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached it applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

   The Form 10-KSB could not be filed within the prescribed time period without unreasonable effort and expense as a result of an untimely resignation by a key employee of the Company and extended illness of the Chief Financial Officer.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     James A. Arias               505                     242-4561
     --------------           -----------            -----------------
       (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If
     answer  is no, identify report(s).                         (X)Yes    ( )No
_______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    (X)Yes   ( )No

     If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As a result of continuing trends previously reported, the Company expects a consolidated net loss of approximately $1,200,000 for the year ended September 30, 1998.

______________________________________________________________________________
                                 Realco, Inc.
______________________________________________________________________________
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 29, 1998                                     By  s/James A. Arias
----------------------                                     --------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized represents. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

___________________________________ ATTENTION__________________________________
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
_______________________________________________________________________________